ATCO
GROUP

Corporate Office

RECEIVED
2009 SEP 15 A 6:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

September 8, 2009

09046995

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

SUPPL

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed September 4, 2009 for symbol ACO.X
- Corporation's Form 1, filed September 4, 2009 for symbol ACO.Y
- Corporation's Form 1, filed September 4, 2009 for symbol ACO.PR.A

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	08/01/2009 - 08/31/2009

Summary

Issued & Outstanding Opening Balance :	51,022,856	As at :	08/01/2009
	Effect on Issued & Outstanding Securities		
Employee Stock Option Plan	25,650		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	51,048,506		

Employee Stock Option Plan

Stock Options Outstanding Opening Balance: **1,066,650** As at : 08/01/2009

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/31/2009	N		25,650		
Filer's comment TSX reserved = 2,666,800 TSX available = 1,628,600					
08/31/2009	N			2,800	
Totals		0	25,650	2,800	0

Stock Options Outstanding Closing Balance: **1,038,200** As at : 08/31/2009

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	09/04/2009
Last Updated:	09/04/2009

Form 1 Submission - Change in Issued and Outstanding Securities **FILE NO. 82-34745**

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	08/01/2009 - 08/31/2009

Summary

Issued & Outstanding Opening Balance :	6,861,558	As at :	08/01/2009
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,861,558		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	09/04/2009
Last Updated:	09/04/2009

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	08/01/2009 - 08/31/2009

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	08/01/2009
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	09/04/2009
Last Updated:	09/04/2009